BANK7 CORP.
1039 N.W. 63rd Street
Oklahoma City, Oklahoma 73116
(405) 810-8600

Via EDGAR

September 17, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn:  Michael Clampitt

Re:	Bank7 Corp.
Registration Statement on Form S-1 (as amended)
File No. 333-227010

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bank7 Corp., an Oklahoma corporation (the “Company”), hereby respectfully requests, that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-227010) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on September 19, 2018, or as soon as practicable thereafter.  By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Beth A. Whitaker of Hunton Andrews Kurth LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Ms. Whitaker at (214) 468-3575 and that such effectiveness also be confirmed in writing.

Respectfully,

BANK7 CORP.

/s/ William B. Haines

William B. Haines
Chairman of the Board

cc:	Brian R. Marek, Hunton Andrews Kurth LLP
Beth A. Whitaker, Hunton Andrews Kurth LLP